Filed pursuant to Rule 433

Free Writing Prospectus dated June 2, 2010

Relating to

Preliminary Prospectus Supplement dated June 2, 2010 to

Prospectus dated July 2, 2009

Registration Statement No. 333-160433-01

Tanger Properties Limited Partnership

Pricing Term Sheet

June 2, 2010

Issuer:	Tanger Properties Limited Partnership

Size:	$300,000,000

Maturity:	June 1, 2020

Coupon (Interest Rate):	6.125%

Yield to Maturity:	6.219%

Spread to Benchmark Treasury:	287.5 bps

Benchmark Treasury:	3.50% due May 15, 2020

Benchmark Treasury Price and Yield:	101-10; 3.344%

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2010

Redemption Provision:	At any time, in whole or in part, until maturity subject to a make-whole amount calculated using a discount rate of Treasury plus 45 basis points

Price to Public:	99.310%

Settlement Date:	June 7, 2010

Ratings:	Baa2 (Moody’s) / BBB (S&P)

Joint Book-Running Managers	Banc of America Securities LLC, Wells Fargo Securities, LLC and BB&T Capital Markets, a division of Scott & Stringfellow, LLC

Co-Managers	Goldman, Sachs & Co., Morgan Keegan & Company, Inc., PNC Capital Markets LLC, Scotia Capital (USA) Inc., SunTrust Robinson Humphrey, Inc. and U.S. Bancorp Investments, Inc.

Pro Forma Ratio of Earnings to Fixed Charges

Giving effect to this offering and the application of the net proceeds therefrom, as of the beginning of each pro forma period presented, our ratio of earnings to fixed charges would have been as follows:

Pro Forma
	Three months ended March 31, 2010	Year ended December 31, 2009

Ratio of Earnings to Fixed Charges	1.2x	2.4x

Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC which became effective upon filing with the SEC in accordance with Rule 462(e) of the 1933 Act Regulations for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Banc of America Securities LLC can arrange to send you the prospectus if you request it by calling or e-mailing at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com. Wells Fargo Securities, LLC can arrange to send you the prospectus if you request it by calling 1-800-326-5897. BB&T Capital Markets, a division of Scott & Stringfellow, LLC can arrange to send you the prospectus if you request it by calling 1-800-552-7757.